SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2004

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2004

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Finance Director and Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated July 30, 2004 (GRUPO TMM REPORTS SECOND QUARTER AND FIRST SIX MONTHS 2004 FINANCIAL RESULTS)
EXHIBIT 99.2 :	Press Release dated July 30, 2004 (GRUPO TFM AND SUBSIDIARIES REPORT SECOND QUARTER AND FIRST SIX MONTHS 2004 RESULTS)
EXHIBIT 99.3 :	Brief Description of Notices to CNBV and BMV of Consolidated Financial Statements for the Second Quarter 2004.

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández Galeazzi	Kristine Walczak (investors, analyst, media)
Finance Director and Treasurer	312-726-3600
011-525-55-629-8778	(kwalczak@dresnerco.com)
(juan.fernandez@tmm.com.mx)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725 or 203-247-2420
(brad.skinner@tmm.com.mx)

Marco Provencio, Media Relations:
Proa/StructurA
011-525-55-629-8708 and 011-525-55-442- 4948
(mp@proa.structura.com.mx)

GRUPO TMM REPORTS SECOND QUARTER
AND FIRST SIX MONTHS 2004 FINANCIAL RESULTS

 •  Net profit for the second quarter of $8.1 million, or $0.14 per share
 •  Improved revenues at TFM, Specialized Maritime and Ports

(Mexico City, July 28, 2004) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; ”TMM”),a Mexican multi–modal transportation and logistics company and owner of the controlling interest in Mexico’s busiest railway, TFM, reported revenue from consolidated operations of $241.6 million for the second quarter of 2004, compared to $228.8 million for the same period of 2003. Improved revenue was reported at rail, port and specialized maritime operations. Grupo TMM’s second quarter 2004 consolidated operating income improved $5.3 million, from $34.5 million in 2003 to $39.8 million in 2004. Net profit for the quarter was $8.1 million, or $0.14 per share, compared to $37.2 million, or $0.65 per share for the prior-year period. However, net results for the second quarter of 2003 included a gain of $60.8 million from the sale of the Company’s 51 percent interest in TMM Ports and Terminals to SSA México. Without this gain, net results would have been a loss of $23.6 million in the second quarter of 2003. Selling, general and administrative (SG&A) costs, including restructuring charges, in the second quarter of 2004 decreased $3.3 million compared to the same period of last year.

For the first half of 2004, revenue from consolidated operations were $460.1 million, compared to $448.0 million for the same period of 2003. Improved revenue was reported at rail, port and specialized maritime operations. Grupo TMM’s first six months 2004 consolidated operating income improved $3.9 million, from $61.6 million in 2003 to $65.5 million in 2004. Net results for the 2004 first six months decreased $10.6 million from the year-earlier period. As noted above however, results for the first six months of 2003 included a gain of $60.8 million from the sale of the Company’s 51 percent interest in TMM Ports and Terminals to SSA México. SG&A costs, including restructuring charges, in the first six months of 2004 decreased $2.9 million over the prior-year period.

As anticipated, the Company continued to benefit from improving trade growth on the NAFTA corridor. During 2004, Mexican trade in the manufacturing sector without including in-bond grew 14.1 percent in the second quarter, and 12.3 percent during the first six months of this year compared to the prior year. This growth was reflected in an increase in the Company’s volume and revenue, beginning in March, compared to last year. The Company believes that trade growth should continue to improve in 2004, particularly if Mexican automobile manufacturing returns to normalized levels in the second half of the year.

At TFM, second quarter 2004 results reflected the growth and improvement in NAFTA, as both volume and revenue results exceeded the last five quarters. During the second quarter, revenue and volume grew 4.5 percent over the same period of last year, and revenue improved ten percent and volume improved eight percent compared to the first quarter of this year. The following chart reflects the division’s segment results, comparing the second quarter of 2004 with the same period of 2003:

Revenue
Chemical	+24%
Industrial	+4%
Cement, Metal and Minerals	+6%
Agroinsurtial	-1%
Intermodal	0%
Automobile	-6%

At Specialized Maritime, which provides service to the oil production and exploration sectors, revenue improved 20.2 percent in the second quarter and 12.3 percent in the first six months of 2004, both periods as compared to 2003. As a consequence, operating results increased $3.5 million in the second quarter and $5.3 million for the first six months of 2004 as compared to the prior year. Results were positively impacted by an increased number of chartered vessels in the oil production and exploration sectors, by additional product tankers and a renewed contract with Pemex, and by higher volume and revenue from parcel tanker additions made in the fourth quarter of 2003. Tugboats at Manzanillo continued to enhance gross profit, as vessel calls increased 10.6 percent, quarter over quarter.

In the Ports and Terminals division, revenue and operating profit continued to improve, as Acapulco’s car warehousing and cruise ship activity grew in both volume and revenue. Revenue for auto handling at Acapulco increased 28.9 percent during the 2004 second quarter and 25.9 percent for the 2004 first six months over 2003, as auto activity accelerated use of the warehouse facility. Cruise ship revenue increased 16.4 percent and passenger growth 14.7 percent quarter over quarter.

In the Logistics division, both volume and revenue remained sluggish, as the struggling automobile sector continued to impact terminals, auto services yards, trucking and intermodal services throughout the country. However, maintenance and repair revenue increased 16.2 percent in the second quarter of 2004 as compared to the same quarter of 2003. Quarter-over-quarter revenue decreased approximately $700,000, gross results approximately $200,000 and operating results approximately $600,000, as SG&A is now being captured at each operating unit rather than at the corporate level.

Javier Segovia, president of TMM, said, “During the past year and a half, in spite of the very difficult challenges the Company has faced, we have positioned our company for growth and profitability by establishing a new corporate drive and direction. This second quarter is continued confirmation that our strategy to reduce administrative expenses will positively impact results. Additionally, because of previous investments, we continue to see consolidated EBITDA increasing, as new operations and services begin to contribute to our operating results. Overall results improved over the first quarter of this year, and we believe this bodes well for continued improvement in the second half of 2004. We found a great deal to encourage us during the second quarter, including the improvement in our rail, port and specialized maritime operations, particularly in oil-related exploration revenue. Overall TMM remains well positioned to take advantage of the current and future growth of NAFTA.”

“We continue to be pleased with the strength of our business, especially in light of the challenges faced this year and last. We believe that our solid performance indicates how critical NAFTA transportation is to the North American economy.”

DIVISIONAL RESULTS (Under Continuing Operations) (*All numbers in thousands*)

Second Quarter 2004

	Railroad	Ports	Specialized Maritime	Logistic	Other	Total

Revenue	184,911	6,025	34,347	22,021	(5,666)	241,638

Costs	146,590	5,158	29,089	18,793	(5,640)	193,990

Gross Result	38,321	867	5,258	3,228	(26)	47,648

Gross Margin	20.7%	14.4%	15.3%	14.7%	(0.5%)	19.7%

SG & A (Estimate)	1,034	828	980	1,411	3,597	7,850

Operating Results	37,287	39	4,278	1,817	(3,623)	39,798

Operating Margin	20.2%	0.6%	12.5%	8.3%	(63.9%)	16.5%

* Second Quarter 2003

	Railroad	Ports	Specialized Maritime	Logistic	Other	Total

Revenue	176,595	5,270	28,578	22,747	(4,416)	228,774

Costs	139,441	4,395	24,357	19,331	(4,413)	183,111

Gross Result	37,154	875	4,221	3,416	(3)	45,663

Gross Margin	21.0%	16.6%	14.8%	15.0%	(0.1%)	20.0%

SG & A (Estimate)	1,096	1,455	3,439	935	4,204	11,130

Operating Results	36,058	(580)	782	2,481	(4,207)	34,533

Operating Margin	20.4%	(11.0%)	2.7%	10.9%	(95.3%)	15.1%

First Six Months 2004

	Railroad	Ports	Specialized Maritime	Logistic	Other	Total

Revenue	352,423	11,392	62,819	44,107	(10,637)	460,104

Costs	287,426	9,671	53,348	38,387	(10,590)	378,242

Gross Result	64,997	1,721	9,471	5,720	(47)	81,862

Gross Margin	18.4%	15.1%	15.1%	13.0%	(0.4%)	17.8%

SG & A (Estimate)	1,918	1,693	2,070	2,591	8,057	16,329

Operating Results	63,079	28	7,401	3,129	(8,104)	65,533

Operating Margin	17.9%	0.2%	11.8%	7.1%	(76.2%)	14.2%

* First Six Months 2003

	Railroad	Ports	Specialized Maritime	Logistic	Other	Total

Revenue	345,119	11,056	55,943	44,175	(8,341)	447,952

Costs	279,116	8,737	48,607	39,988	(8,360)	367,088

Gross Result	66,003	2,319	7,336	5,187	19	80,864

Gross Margin	19.1%	21.0%	13.1%	11.7%	0.2%	18.1%

SG & A (Estimate)	2,081	1,498	5,247	1,769	8,679	19,274

Operating Results	63,922	821	2,089	3,418	(8,660)	61,590

Operating Margin	18.5%	7.4%	3.7%	7.7%	(103.8%)	13.7%

* Discontinued and restated operations

AUDIT ADJUSTMENTS
Due to new IFRS regulations and an extensive annual audit in preparation for the Company’s bond exchange offer, important specific adjustments were made to the balance sheet as reported in the first quarter 2004 financial results. Those audited adjustments affected financial statements for the period ended December 31, 2003, which included re-classifications and the application of new accounting regulations with respect to the financial statements as of that date, which were presented in the Company’s last press release. As such, for the fiscal year 2003, TMM created allowances on its fiscal assets for $32 million and wrote-down restructuring net expenses for $12 million, among other adjustments and re-classifications, which resulted in a net decrease of $40 million in the Company’s reported stockholder equity. More information is available in the Company’s 20-F filing with the Securities and Exchange Commission.

RESTRUCTURING UPDATE
On July 23, 2004, the Company extended and amended its exchange offer and consent solicitation, reducing the percentage of outstanding 2003 notes required to be tendered in the exchange offer from 98 percent to 95.7 percent and increasing the percentage of outstanding 2006 notes required to be tendered from 95 percent to 97.3 percent. All other conditions to the exchange offer and consent solicitation remained unchanged. As of 5:00 p.m., New York City time, on July 23, 2004, $169,324,000 principal amount of the 2003 notes and $194,771,000 principal amount of the 2006 notes had been tendered and not withdrawn (including tenders of notes pursuant to guaranteed deliveries). In conjunction with the amendment to the exchange offer and consent solicitation, Grupo TMM extended the expiration date for the exchange offer and consent solicitation to midnight, New York City time, on August 5, 2004, and provided withdrawal rights to all holders of Existing Notes.

The Company anticipates that the restructuring of its bond debt will be accomplished by August 10, 2004.

STATUS OF VAT LAWSUIT AND MEXICAN GOVERNMENT PUT

VAT LAWSUIT
On January 19, 2004, the Mexican Treasury delivered to TFM a VAT Certificate representing the historical claim amount of approximately $195 million as of that date, but excluding additional amounts due to TFM from the effect of inflation and interest accrued on the original claim amount. On January 20, 2004, the Mexican Fiscal Administration Service placed an attachment to the VAT Certificate, stating that the documents that support the value of the VAT Certificate do not comply with applicable tax requirements.

As reported previously, TFM has not yet received an official decision from the Fiscal Court regarding the claim the company filed requesting to compel the government to reissue its Special Certificate to include inflation and accrued interest. The Company has knowledge that the Fiscal Court voted against TFM’s claim. Once TFM is notified, the Company will bring to the Federal Court all proper petitions and protections, which support its rights and are consistent with the rulings of the Federal Court over the past year. The Company believes that TFM’s claim to have the VAT certificate updated for interest and inflation accruals will be upheld by Mexico’s legal system. Details on the VAT litigation can be found in previous Company filings and quarterly reports.

GRUPO TFM PUT
As previously stated Grupo TFM also asked for and received from a federal judge an injunction, which prevented the government from exercising its put option. The ability of the Mexican government to exercise its put option has been suspended indefinitely until the put lawsuit is resolved.

Grupo TFM acknowledged its intention to acquire the equity interest that the Mexican government holds in TFM and has informed the government of its intention to comply once the pending steps from the original Agreement are completed, which should occur after the VAT claim has been reimbursed to TFM to determine the real value of the shares.

TMM’s management will discuss earnings and provide a corporate update on Thursday, July 29 at 11:00 a.m. Eastern Time. To participate in the call, please dial 800-240-5318 (domestic) or 303-242-0008 (international) at least five minutes prior to the start of the call. A simultaneous Webcast of the meeting will be available at http://www.actioncast.acttel.com, Event ID: 23872. The Company suggests that Internet participants access the site at least five minutes prior to the start of the conference call to download and install any software required to run the presentation. A replay of the conference call will be available through May 7 at 11:59 p.m. EDT, by dialing 800-405-2236 or 303-590-3000, and entering conference ID 11003574. On the Internet a replay will be available for 30 days at http://www.actioncast.acttel.com, Event ID: 23872.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. TMM also has a significant interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico’s Northeast railway and carries over 40 percent of the country’s rail cargo. Visit TMM’s web site at www.grupotmm.com and TFM’s web site at www.tfm.com.mx. Both sites offer Spanish/English language options.

The exchange offer and consent solicitation are made solely by the prospectus, the related letter of transmittal and consent, and the ballot for the pre-packaged plan. These documents contain important information about the Company and the proposed restructuring. Investors and holders of the existing notes are urged to read these documents carefully. Copies of the Prospectus and other materials filed by the Company under the United States Securities Exchange Act of 1934 may also be obtained free of charge through the website maintained by the United States Securities and Exchange Commission at http://www.sec.gov.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the new notes. The exchange offer, consent solicitation and solicitation of acceptances are not being made to, nor will tenders be accepted from, or on behalf of, holders of existing notes in any jurisdiction in which the making of the exchange offer and the solicitation or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and restructuring; the outcome of pending litigation and arbitration with Kansas City Southern; the timing of the receipt of any amounts in respect of TFM's pending claim for a refund of certain value added taxes; the outcome of pending litigation relating to the obligation to repurchase shares of TFM owned by the Mexican Government and the ability of the Company or its subsidiaries to fund any such purchase if required to do so; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to complete the proposed restructuring or otherwise repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables to follow ...

Grupo TMM, S.A. and subsidiaries
* Consolidated Statement of Income
- millions of dollars -

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003

Revenue from freight and services	241.638	228.774	460.104	447.952

Cost of freight and services	(170.526)	(159.822)	(331.482)	(320.859)

Depreciation of vessels and operating equipment	(23.464)	(23.289)	(46.760)	(46.229)

	47.648	45.663	81.862	80.864

Administrative expenses	(7.850)	(8.918)	(15.785)	(17.062)

Corporate reestructuring expenses		(2.212)	(0.544)	(2.212)

Operating Income	39.798	34.533	65.533	61.590

Financial (expenses) income - Net	(42.641)	(42.539)	(84.939)	(86.070)

Exchange (loss) gain - Net	(4.341)	1.542	(4.202)	(4.568)

	(46.982)	(40.997)	(89.141)	(90.638)

Other (expenses) income - Net	(1.120)	48.049	(6.941)	44.533

(Loss) gain before taxes	(8.304)	41.585	(30.549)	15.485

Benefit (provision) for taxes	16.891	(6,886)	28.950	(17,356)

Gain (loss) before minority interest	8.587	34.699	(1.599)	(1.871)

Minority interest	(0.492)	2.485	0.554	11.392

Income (loss) - Net	8.095	37.184	(1.045)	9.521

Weighted average outstanding shares (millions)	56.963	56.963	56.963	56.963
Income (loss) earnings per share (dollars / share)	0.14	0.65	(0.02)	0.17

Outstanding shares at end of period (millions)	56.963	56.963	56.963	56.963
Income (loss) earnings per share (dollars / share)	0.14	0.65	(0.02)	0.17

* Prepared in accordance with International Financial Reporting Standards.

Note: In accordance with International Accounting Standards #35 (IAS 35) "Discontinuing Operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements for year 2003.

Grupo TMM, S.A. and subsidiaries
* Consolidated Balance Sheet
- millions of dollars -

	June 30,	December 31,
	2004	2003

Current assets:
Cash and cash equivalents	54.681	74.627

Accounts receivable
Accounts receivable - Net	153.588	138.839

Other accounts receivable	122.140	130.222

Prepaid expenses and others current assets	42.248	36.435

Total current assets	372.657	380.123

Property, machinery and equipment - Net	1,862.848	1,883.006

Other assets	71.539	68.609

Deferred taxes	189.754	146.011

Total assets	2,496.798	2,477.749

Current liabilities:
Bank loans and current maturities of long term liabilities	437.364	566.947

Suppliers	74.859	99.923

Other accounts payable and accrued expenses	270.594	210.294

Total current liabilities	782.817	877.164

Long–term liabilities:
Bank loans and other obligations	864.567	748.214

Other long–term liabilities	119.621	120.979

Total long–term liabilities	984.188	869.193

Total liabilities	1,767.005	1,746.357

Minority interest	677.649	678.204

Stockholders’ equity:
Common stock	121.158	121.158

Retained earnings	(51.257)	(50.213)

Initial accumulated translation loss	(17.757)	(17.757)

Total stockholders’ equity	52.144	53.188

Total liabilities and stockholders’ equity	2,496.798	2,477.749

* Prepared in accordance with International Financial Reporting Standards

Grupo TMM, S.A. and subsidiaries
* Consolidated Statement of Cash Flow
- millions of dollars -

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003

Cash flow from operation activities:
Income (loss) - Net	8.095	37.184	(1.045)	9.521

Charges (credits) to income not affecting resources:
Depreciation & amortization	26.985	28.919	54.081	56.106

Minority interest	0.492	(2.485)	(0.554)	(11.392)

Deferred income taxes	(30.917)	5.696	(43.742)	15.803

Other non-cash items	1.312	(53.654)	1.949	(52.119)

Total non-cash items	(2.128)	(21.524)	11.734	8.398

Changes in assets & liabilities	(7.162)	(54.358)	(6.318)	(15.877)

Total adjustments	(9.290)	(75.882)	5.416	(7.479)

Net cash (used in) provided by operating activities	(1.195)	(38.698)	4.371	2.042

Cash flow from investing activities:

Proceeds from sales of assets (net)	0.243	(0.510)	0.998	0.378

Payments for purchases of assets	(16.042)	(27.125)	(30.231)	(37.255)

Sale of subsidiarie, net of cash sold		32.640		32.640

Proceeds from discontinued business (net)		127.765		127.765

Net cash (used in) provided by investment activities	(15.799)	132.770	(29.233)	123.528

Cash flow provided by financing activities:

Short-term borrowings (net)	(0.150)	(26.755)	(8.583)	(16.699)

Principal payments under capital lease obligations	(0.077)	(0.208)	(0.099)	(0.415)

(Repurchase) sale of accounts receivable (net)	17.686	(34.419)	14.093	(37.312)

Repayment of long-term debt	(0.248)	(50.248)	(0.495)	(57.495)

(Paid) Proceeds from convertible notes		(3.693)		(13.295)

Net cash provided (used in) by financing activities	17.211	(115.323)	4.916	(125.216)

Net increase (decrease) in cash	0.217	(21.251)	(19.946)	0.354

Cash and cash equivalents at beginning of the period	54.464	83.460	74.627	61.855

Cash and cash equivalents at end of the period	54.681	62.209	54.681	62.209

* Prepared in accordance with International Financial Reporting Standards.

Note:In accordance with International Accounting Standards #35 (IAS 35) "Discontinuing Operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements for year 2003.

Grupo TMM, S.A. and subsidiaries
* Statement of Income (without Railroad)
- millions of dollars -

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003

Revenue from freight and services	62.111	56.581	117.751	111.176

Cost of freight and services	(51.293)	(46.167)	(97.868)	(92.340)

Depreciation of vessels and operating equipment	(1.490)	(1.905)	(3.016)	(3.974)

	9.328	8.509	16.867	14.862

Administrative expenses	(6.816)	(7.822)	(13.867)	(14.982)

Corporate reestructuring expenses		(2.212)	(0.544)	(2.212)

Operating Income (loss)	2.512	(1.525)	2.456	(2.332)

Financial (expenses) income - Net	(14.736)	(14.405)	(29.171)	(30.452)

Exchange (loss) gain - Net	(0.296)	(0.571)	(0.060)	(1.617)

	(15.032)	(14.976)	(29.231)	(32.069)

Other (expenses) income - Net	(0.295)	53.094	(0.399)	53.634

(Loss) gain before taxes	(12.815)	36.593	(27.174)	19.233

Benefit for taxes	20.840	5.000	28.807	1.529

Gain before minority interest	8.025	41.593	1.633	20.762

Minority interest	(0.182)	(1.492)	(1.316)	(1.929)

Net income before results for investment in TFM	7.843	40.101	0.317	18.833

Interest in TFM	0.252	(2.917)	(1.362)	(9.312)

Income (loss) - Net	8.095	37.184	(1.045)	9.521

Weighted average outstanding shares (millions)	56.963	56.963	56.963	56.963
Income (loss) earnings per share (dollars / share)	0.14	0.65	(0.02)	0.17

Outstanding shares at end of period (millions)	56.963	56.963	56.963	56.963
Income (loss) earnings per share (dollars / share)	0.14	0.65	(0.02)	0.17

* Prepared in accordance with International Financial Reporting Standards.

Note: In accordance with International Accounting Standards #35 (IAS 35) "Discontinuing Operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements for year 2003.

Grupo TMM, S.A. and subsidiaries
* Balance Sheet (without Railroad)
- millions of dollars -

	June 30,	December 31,
	2004	2003

Current assets:
Cash and cash equivalents	49.404	71.030

Accounts receivable
Accounts receivable - Net	39.913	33.105

Other accounts receivable	48.465	44.649

Prepaid expenses and others current assets	6.504	6.592

Total current assets	144.286	155.376

Property, machinery and equipment - Net	77.632	76.358

Investment in GTFM	358.789	360.502

Other assets	37.940	35.618

Deferred taxes	99.746	67.201

Total assets	718.393	695.055

Current liabilities:
Bank loans and current maturities of long term liabilities	367.478	373.792

Suppliers	18.353	25.335

Other accounts payable and accrued expenses	151.224	118.350

Total current liabilities	537.055	517.477

Long–term liabilities:
Bank loans and other obligations	0.824	1.470

Other long-term liabilities	91.388	87.255

Total long–term liabilities	92.212	88.725

Total liabilities	629.267	606.202

Minority interest	36.982	35.665

Stockholders’ equity:
Common stock	121.158	121.158

Retained earnings	(51.257)	(50.213)

Initial accumulated translation loss	(17.757)	(17.757)

Total stockholders’ equity	52.144	53.188

Total liabilities and stockholders’ equity	718.393	695.055

* Prepared in accordance with International Financial Reporting Standards

Grupo TMM, S.A. and subsidiaries
* Statement of Cash Flow (without Railroad)
- millions of dollars -

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003

Cash flow from operation activities:
Income (loss) - Net	8.095	37.184	(1.045)	9.521

Charges (credits) to income not affecting resources:
Depreciation & amortization	3.382	5.398	7.103	10.644

Interest in TFM	(0.252)	2.917	1.362	9.312

Minority interest	0.182	1.492	1.316	1.929

Deferred income taxes	(23.812)	(6.190)	(32.545)	(3.082)

Other non-cash items	0.540	(59.003)	0.444	(54.508)

Total non-cash items	(19.960)	(55.386)	(22.320)	(35.705)

Changes in assets & liabilities	1.845	(36.544)	(0.381)	(16.903)

Total adjustments	(18.115)	(91.930)	(22.701)	(52.608)

Net cash (used in) provided by operating activities	(10.020)	(54.746)	(23.746)	(43.087)

Cash flow from investing activities:

Proceeds from sales of assets (net)	0.002	(0.137)	0.690	0.138

Payments for purchases of assets	(3.775)	(1.787)	(6.398)	(3.202)

Sale of subsidiarie, net of cash sold		127.765		127.765

Net cash (used in) provided by investment activities	(3.773)	125.841	(5.708)	124.701

Cash flow provided by financing activities:

Short-term borrowings (net)	(0.150)	(26.755)	(0.300)	(16.699)

Principal payments under capital lease obligations	(0.023)	(0.208)	(0.045)	(0.415)

(Repurchase) sale of accounts receivable (net)	12.261	(34.419)	8.668	(37.312)

Repayment of long-term debt	(0.248)	(0.248)	(0.495)	(0.495)

(Paid) Proceeds from convertible notes		(3.693)		(13.295)

Net cash provided (used in) by financing activities	11.840	(65.323)	7.828	(68.216)

Net (decrease) increase in cash	(1.953)	5.772	(21.626)	13.398

Cash and cash equivalents at beginning of the period	51.357	39.233	71.030	31.607

Cash and cash equivalents at end of the period	49.404	45.005	49.404	45.005

* Prepared in accordance with International Financial Reporting Standards.

Note:In accordance with International Accounting Standards #35 (IAS 35) "Discontinuing Operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements for year 2003.

Exhibit 99.2

COMPANY CONTACT:
Mario Mohar
President, Chief Executive Officer

Jacinto Marina	León Ortíz
Chief Financial Officer	Treasurer
011-525-55-447-5810	011-525-55-447-5836

GRUPO TFM AND SUBSIDIARIES REPORT
SECOND QUARTER AND FIRST SIX MONTHS 2004 RESULTS

Mexico City, July 28, 2004) - Grupo Transportacion Ferroviaria Mexicana, SA. de C.V. and its subsidiaries (“TFM”) reported financial results for the second-quarter and first six-month period of 2004.

SECOND QUARTER 2004 OPERATIONAL RESULTS
Consolidated net revenue for the three months ended June 30, 2004, was $ 184.9 million, which represents an increase of $8.3 million, or 4.7 percent, from revenue of $176.6 million for the same period in 2003. Improved revenue resulted mainly from an increase in volume of 8.0 percent in general cargo, driven by truck-to-rail conversion and economic recovery in the Chemicals and Petrochemicals and Metals and Minerals segments, and improved Mexrail revenue of $0.9 million. A decrease of 7.0 percent in automotive industry volume, intermodal traffic that was flat for the quarter, and an 8.7 percent devaluation of the peso, which had a $7.6 million effect on revenue, offset improved revenue in the quarter.

Consolidated operating profit for the second quarter of 2004 was $37.3 million, representing an increase of $1.2 million from the second quarter of 2003. The operating ratio (operating expenses as a percentage of revenue) for the second quarter of 2004 was 79.8 percent including Mexrail operations and 77.3 percent without Mexrail operations. Operating expenses were impacted by increased fuel prices of $3.8 million and by higher Tex Mex costs, other than fuel, of $0.8 million. Operating expenses were also impacted in the period by $3.0 million higher casualty and insurance expenses due to the recovery of credits and casualty in the second quarter of 2003. Mexrail operating loss for the second quarter of 2004 was $1.0 million.

FIRST SIX MONTHS 2004 OPERATIONAL RESULTS
Consolidated net revenue for the six months ended June 30, 2004, was $352.4 million, which represented an increase of $7.3 million, or 2.1 percent, from the six months ended June 30, 2003. During the first half of 2004, revenue was negatively impacted by approximately $6.5 million related to the downturn in the automotive segment, and by approximately$ 7.2 million effect on revenue due to depreciation of the peso. These negative effects were offset by the Company’s truck-to-rail conversion efforts, and recovery in the chemical and petrochemical industry, steel and other segments, which overall generated an increase in volume of 5.7 percent over the same period of 2003.

Operating profit for the six months ended June 30, 2004, was $63.1 million, resulting in an operating ratio of 82.1 percent with Mexrail and 79.4 percent without Mexrail. Operating results were impacted in the period by improved revenue; an increase of $5.9 million in fuel expense over the same period of 2003, which represented 10.8 percent of revenue; and higher insurance and casualty related costs when compared with the 2003 first half.

FINANCIAL EXPENSES
Net financial expenses incurred in the six months ended June 30, 2004, were $55.7 million, including $4.1 million in foreign exchange loss resulting from the depreciation of the Mexican peso relative to the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES
As of June 30, 2004, accounts receivable had decreased to $184.5 million from $ 192.3 million at December 31, 2003.

TFM made capital expenditures of $12.7 million and $24.3 million during the second quarter of and first six months 2004 respectively, investing in the improvement of TFM and Mexrail lines.

As of June 30, 2004, TFM had an outstanding debt balance of $933.6 million, including $69.9 million of short-term and $863.7 million of long-term debt. Debt included $186.4 million in an amended term loan.

RECENT EVENTS

VAT LAWSUIT
On January 19, 2004, the Mexican Treasury delivered to TFM a VAT Certificate representing the historical claim amount of approximately $195 million as of that date, but excluding additional amounts due to TFM from the effect of inflation and interest accrued on the original claim amount. On January 20, 2004, the Mexican Fiscal Administration Service placed an attachment to the VAT Certificate, stating that the documents that support the value of the VAT Certificate do not comply with applicable tax requirements.

As reported previously, TFM has not yet received an official decision from the Fiscal Court regarding the claim the company filed requesting to compel the government to reissue its Special Certificate to include inflation and accrued interest. The Company has knowledge that the Fiscal Court voted against TFM’s claim. Once TFM is notified, the Company will bring to the Federal Court all proper petitions and protections, which support its rights and are consistent with the rulings of the Federal Court over the past year. The Company believes that TFM’s claim to have the VAT certificate updated for interest and inflation accruals will be upheld by Mexico’s legal system. Details on the VAT litigation can be found in previous Company filings and quarterly reports.

GRUPO TFM PUT
As previously stated, Grupo TFM also requested and received from a federal judge an injunction, which blocked the government from exercising its put option. The ability of the Mexican government to exercise its put option has been suspended indefinitely until the put lawsuit is resolved.

Grupo TFM acknowledges its intention to acquire the equity interest that the Mexican government holds in TFM and has informed the government of its intention to comply once the pending steps from the original Agreement are completed, which should occur after the VAT claim has been reimbursed to TFM according to the provisions of the law to determine the real value of the shares.

DEBT REFINANCING
On June 24 the Company refinanced its term loan and Commercial Paper program under one single term loan and extended the final maturity date to September 2006. Amounts outstanding under the amended term loan facility are secured by a first priority conditional pledge on the locomotives and other rolling stock owned by TFM's subsidiary, Arrendadora TFM, S.A. de C.V.

The amended term loan facility contains customary covenants, including limitations on dividends, investments, prepayments of other indebtedness, sale and leaseback transactions, asset sales, the incurrence of indebtedness, and affiliate transactions. Under the amended term loan facility, TFM is also subject to various financial covenants, including maintaining certain consolidated interest coverage, fixed charge coverage and leverage ratios. TFM is required to prepay the loan using excess cash flow or if it receives net proceeds from certain transactions.

This report contains historical information and forward-looking statements regarding the current belief or expectations of the company concerning the company’s future financial condition and results of operations. The words ”believe”, ”expect” and ”anticipate” and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement (”NAFTA”) on the level of U.S. -Mexico trade; the company’s ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company’s ability to control expenses; and the effect of the company’s employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, reference should be made to the company’s filings with the Securities and Exchange Commission, including the company’s most recent Annual Report on Form 20-F.

Financial tables to follow ...

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Income
( Amounts expressed in thousands of US dollars )
( Unaudited )

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003

Transportation revenues	184,911	176,594	352,423	345,118

Operating expenses	(125,448)	(119,153)	(245,161)	(238,943)
Depreciation & amortization	(22,177)	(21,385)	(44,184)	(42,255)

Total cost	(147,625)	(140,538)	(289,345)	(281,198)

Operating profit	37,286	36,056	63,078	63,920

Other expenses - net	(827)	(5,041)	(6,545)	(9,098)
Financial expenses - net	(27,904)	(28,136)	(55,767)	(55,618)
Exchange profit (loss) - net	(4,044)	2,113	(4,141)	(2,951)

Net comprehensive financing cost	(31,948)	(26,023)	(59,908)	(58,569)

Income (loss) before taxes and minority interest	4,511	4,992	(3,375)	(3,747)
Income tax and deferred income tax	(3,949)	(11,885)	143	(18,885)

Loss before minority interest	562	(6,893)	(3,232)	(22,632)

Minority interest	(67)	1,176	561	4,376

Net loss for the period	$495	($5,717)	($2,671)	($18,256)

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Balanced Sheet
( Amounts expressed in thousands of US dollars )
( Unaudited )

	June 30,	December 31,
	2004	2003
		(Audited)

Assets Current assets:
Cash and cash equivalents	$5,278	$3,597
Accounts receivable – Net	184,547	192,295
Materials and supplies	17,777	16,693
Other current assets	17,982	13,157

Total current assets	225,584	225,742
Concession, property and equipment – net	1,793,634	1,814,668
Other assets	3,353	2,857
Deferred income tax	90,044	78,845

Total assets	$2,112,615	$2,122,112

Liabilities and Stockholders’ equity Current liabilities:
Commercial paper and capital lease due within one year	69,886	193,154
Accounts payable and accrued expenses	173,106	167,609

Total current liabilities	242,992	360,763
Long–term debt and capital lease obligation	863,743	746,745
Other non – current liabilities	28,234	33,724

Total Long–term liabilities	886,552	780,469

Total liabilities	1,134,969	1,141,232

Minority interest	316,912	317,475

Stockholders’ equity:
Capita stock	807,008	807,008
Treasury shares	(204,904)	(204,904)
Effect and purchase of subsidiary shares	(33,562)	(33,562)
Retainig earnings	92,192	94,863

Total stockholders’ equity	660,734	663,405

Total liabilities and stockholders’ equity	$2,112,615	$2,122,112

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Cash Flow
( Amounts expressed in thousands of US dollars )
( Unaudited )

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003

Cash flow from operation activities:
Net loss for the period	$495	($5,717)	($2,671)	($18,256)

Adjustments to reconcile net income to net cash provides by operating activities:
Depreciation & amortization	22,177	21,385	44,184	42,255
Amortization of deferred financing costs	1,479	1,605	3,084	3,203
Other non cash items	4,865	12,438	641	16,892
Changes in working capital	(14,372)	18,254	(11,272)	33,445

Total adjustments	14,149	53,682	36,637	95,795

Net cash provided by operating activities	14,644	47,965	33,966	77,539

Cash flow from investing activities:
Acquisitions of property and equipment – net	(12,714)	(25,285)	(24,279)	(33,975)
Sale of equipment	296	293	331	391

Net cash provided by (used in) investment activities	(12,418)	(24,992)	(23,948)	(33,584)

Cash flow from financing activities:
Proceeds payments of commercial paper – net	0	(50,000)	10,000	(57,000)
Proceeds from term loan	0	0	(18,283)	0
Principal payments under capital lease obligations	(54)	0	(54)	0

Net cash (used in) provided by financing activities	(54)	(50,000)	(8,337)	(57,000)

Increase (decrease) in cash and cash equivalents	2,172	(27,027)	1,681	(13,045)
Cash and cash equivalents Beginning of the period	3,106	44,231	3,597	30,249

End of the period	$5,278	$17,204	$5,278	$17,204

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Exhibit 99.3

Brief Description of Notices to CNBV and BMV of
Consolidated Financial Statements for the Second Quarter 2004

Required quartely financial information consists of (i) the consolidated financial information filed with CNBV, (ii) the non-consolidated financial information filed with the CNBV, (iii) the same required quartely financial information as in (i) and (ii) filed with the BMV. Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and lists of directors ans officers.